Ivy High Income Opportunities Fund

6300 Lamar Avenue

Shawnee Mission, Kansas 66202-4200

April 3, 2013

BY EDGAR

Ms. Mary Cole

Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Ivy High Income Opportunities Fund
1933 Act. No. 333-186489
1940 Act No. 811-22800
Registration Statement on Form N-2

Dear Ms. Cole:

On behalf of the Ivy High Income Opportunities Fund, formerly the Ivy Credit Opportunities Fund (the “Fund”), we hereby make the below representations in connection with a response being made on behalf of the Fund to comments that you provided with respect to the Fund’s initial Registration Statement under the Securities Act of 1933, as amended, on Form N-2, which was filed with the Securities and Exchange Commission (the “Commission”) on February 6, 2013. Responses to your comments were incorporated into Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, which was filed on the same day as indicated above (the “Filing”).

(i) The Fund is responsible for the adequacy and accuracy of the disclosure in the Filing;

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filing; and

(iii) The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

IVY HIGH INCOME OPPORTUNITIES FUND

By:	/s/ Mara D. Herrington
Name:	Mara D. Herrington
Title:	Vice President and Secretary